APPENDIX A:
INVESTMENT RISKS

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Elevated Seltzer's management or vote on and/or influence any managerial decisions regarding Elevated Seltzer. Furthermore, if the founders or other key personnel of Elevated Seltzer were to leave Elevated Seltzer or become unable to work, Elevated Seltzer (and your investment) could suffer substantially.

THE COMPANY MIGHT NEED MORE CAPITAL

Elevated Seltzer might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Elevated Seltzer is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

UNINSURED LOSSES

Although Elevated Seltzer will carry some insurance, Elevated Seltzer may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Elevated Seltzer could incur an uninsured loss that could damage its business.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

LIMITED SERVICES

Elevated Seltzer operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Elevated Seltzer and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Elevated Seltzer is a newly established entity and therefore has no operating history from which forecasts could be projected with.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Elevated Seltzer's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Elevated Seltzer needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Elevated Seltzer is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Elevated Seltzer fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Elevated Seltzer, and the revenue of Elevated Seltzer can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.